UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2019

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We are pleased to inform that the Supreme Court today post hearing of the Sterlite Copper matter (in the Civil Appeal No. 23 of 2019 filed by the State of TN & Others and the SLP(C) Nos.129-131/2019 filed by Vedanta Limited), has passed an order to uphold the NGT’s order dated December 15, 2018, allowing Vedanta to reopen its Copper Smelter at Tuticorin.

The Supreme Court has further stayed the impugned order dated 21.12.2018 (which had granted status quo on the NGT order of 15.12.2018) passed by the Madurai Bench of the Madras High Court. The directions that have been passed by the NGT vide its judgement dated 15.12.2018 will continue to subsist and will be subject to the ultimate outcome of the appeal.

We are approaching the state government for necessary approvals for restarting the smelter as per SC directions.

Request you to kindly take the above on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2019

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer